Exhibit 21.1

Legal Name	State of Incorporation
BJ Services, LLC	Delaware
BJ Services Holdings Canada, ULC	British Columbia, Canada
BJ Services Luxembourg S. a r. l.	Luxembourg
BJ Allied Newco, LLC	Delaware